As filed with the Securities and Exchange Commission on July 20, 1995

                                                       Registration No. 33-59784
================================================================================

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549
                                 _______________


                         POST-EFFECTIVE AMENDMENT NO. 1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                 _______________

                          BERGEN BRUNSWIG CORPORATION
             (Exact name of registrant as specified in its charter)

          New Jersey                                           22-1444512
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

                            4000 Metropolitan Drive
                         Orange, California  92668-3510
                                 (714) 385-4000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                 _______________

                                 MILAN A. SAWDEI
                                    Secretary
                            4000 Metropolitan Drive
                         Orange, California  92668-3510
                                 (714) 385-4255

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 _______________

                                     Copy to:
                             Richard M. Sandler, Esq.
                Lowenstein, Sandler, Kohl, Fisher & Boylan, P.C.
                               65 Livingston Avenue
                           Roseland, New Jersey  07068
                                 _______________

          Approximate date of commencement of proposed sale to the public:

    From time to time after the effective date of this Registration Statement, as determined by the Selling Shareholders. See "Selling Shareholders".

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

    This Amendment to the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(c) of the Securities Act of 1933, may determine.

================================================================================

                             BERGEN BRUNSWIG CORPORATION

                                  ________________

                                   500,000 Shares
                                Class A Common Stock
                                  $1.50 Par Value

                                   INTRODUCTION

         This Prospectus relates to up to 500,000 shares of the Class A Common Stock, $1.50 par value (the "Common Stock"), of Bergen Brunswig Corporation (the "Company"), which will be offered by certain shareholders of the Company. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of shares by the selling shareholders.

         The shares of Common Stock offered hereby were issued by the Company to Healthcare Distributors of Indiana, Inc., an Indiana corporation ("HDI"), in connection with the acquisition by a subsidiary of the Company of substantially all of the net assets and business of HDI on January 29, 1993. Thereafter, HDI liquidated and, in connection therewith, distributed the shares offered hereby to its shareholders. Accordingly, the shares offered hereby will be sold by the shareholders of HDI or one of such shareholders' transferees (the "Selling Shareholders"). The number of shares offered hereby is subject to reduction under certain circumstances. See "Selling Shareholders".


         The Common Stock is listed on the New York Stock Exchange. The shares of Common Stock offered hereby are offered without underwriters at the market - that is, at the price in effect on the New York Stock Exchange at the time of sale by the Selling Shareholders. On July __, 1995, the closing sales price of the Common Stock on the New York Stock Exchange was $_____ per share. The Company will bear substantially all expenses in connection with the registration of the Common Stock being registered hereby, which expenses payable by the Company are estimated to be approximately $25,000. The Selling Shareholders will pay all brokerage commissions incurred in connection with the sale of shares of Common Stock at the market.

                          ___________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ___________________________

                 The date of this Prospectus is _______, 1995.

         No person has been authorized to give any information or to make any representations other than as contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661), and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., at 20 Broad Street, New York, New York 10005.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         There are incorporated herein by reference the following documents of the Company heretofore filed by it with the Commission:

    (a) Annual Report on Form 10-K for the year ended September 30, 1994, including the portions of the Company's Annual Report to Shareowners incorporated therein;

    (b)  Quarterly Report on Form 10-Q for the period ended March 31, 1995;

    (c) Current Reports on Form 8-K dated March 3, 1995, April 24, 1995 and May 23, 1995; and

    (d) Registration Statements on Form-8-A dated October 20, 1993 and February 14, 1994.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Bergen Brunswig Corporation, 4000 Metropolitan Drive, Orange, California 92668-3510, Attention:
Milan A. Sawdei, Secretary; telephone number (714) 385-4255.

                                 THE COMPANY

         Bergen Brunswig Corporation, through its subsidiaries, is a diversified pharmaceutical and health care product distribution organization and, as such, is one of the nation's largest suppliers of pharmaceuticals to hospitals and managed care facilities, one of the largest suppliers of pharmaceuticals and health care products to chain and independent pharmacies, and a supplier of medical and surgical products to hospitals, clinics and alternate site health care facilities.

         The Company is incorporated in New Jersey and maintains its principal executive offices at 4000 Metropolitan Drive, Orange, California 92668-3510; telephone (714) 385-4000.

                            SELLING SHAREHOLDERS

         On December 11, 1992, the Company, a subsidiary of the Company (the "Subsidiary"), HDI, the principal shareholder of HDI and its landlord entered into an Agreement and Plan of Reorganization (the "Agreement"). Pursuant to the terms of the Agreement, as amended, the Subsidiary acquired substantially all of the business, assets and property of HDI. In exchange, the Subsidiary agreed to assume certain liabilities of HDI and the Company agreed to issue shares of Common Stock to HDI having a market value equal to the "Net Asset Value" of HDI on January 29, 1993 (the "Closing Date") plus $2,000,000. The Net Asset Value of HDI is defined in the Agreement to mean HDI's assets transferred to the Subsidiary, valued in accordance with the terms and provisions of the Agreement, less the liabilities assumed under the Agreement, valued in accordance with the terms and provisions of the Agreement. Pursuant to the Agreement:

         (i) On the Closing Date, the Company issued an aggregate of 471,565 shares of Common Stock, 330,095 of which were issued in the name of HDI free of escrow and 141,470 of which were delivered to an escrow agent (the "Escrow Agent");

         (ii) Accountants for the Company and HDI performed an audit of HDI as of the Closing Date. The Agreement provided that if the Net Asset Value as of the Closing Date (the "Closing Net Asset Value") were determined to be less than $7,431,300 (the "Estimated Net Asset Value"), the Company would be entitled to a refund of that number of shares of Common Stock determined by taking the excess of the Estimated Net Asset Value over the Closing Net Asset Value and dividing such amount by the "Market Value," which is defined in the Agreement as $20 per share (the average of the high and low sales prices of the Common Stock on December 11, 1992, the date of the Agreement). In such instance, the Agreement provided that 70% of the refund shares would be returned by HDI and the 30% balance would be returned by the Escrow Agent. The Agreement further provided that if the Closing Net Asset Value exceeded the Estimated Net Asset Value, the Company would issue that number of additional shares of Common Stock determined by dividing such excess by the Market Value. In such instance, the Agreement provided that 70% of the additional number of shares would be delivered to HDI and the 30% balance would be delivered to the Escrow Agent.

         (iii) The Escrow Agent (and HDI and/or its shareholders, if insufficient shares are available from the Escrow Agent) is required to return shares of Common Stock to the Company in the event that (a) the Subsidiary assigns to HDI certain uncollected trade accounts receivable, (b) debit memos of HDI are rejected or not honored after the Closing Date, (c) notes receivable assigned to the Subsidiary on the Closing Date go into default, or (d) certain indemnification claims are made by the Company, all as described in the Agreement.

         (iv) To date, as a result of the above-mentioned provisions, a total of 37,608 shares of Common Stock have been returned to the Company, consisting of 26,326 shares from HDI's shareholders and 11,282 shares from the Escrow Agreement. The number of shares offered hereby may be further reduced (but no longer increased) pursuant to the terms of the Agreement described above.


         HDI adopted a plan of liquidation pursuant to which HDI's shareholders will receive all of the Common Stock ultimately transferred to HDI pursuant to the Agreement. The following table sets forth information as to the approximate number of shares of Common Stock allocable to each of HDI's shareholders pursuant to such plan of liquidation, assuming that 433,957 shares of Common Stock will be delivered to HDI and transferred by HDI pro rata to such shareholders pursuant to HDI's plan of liquidation.


                                                    Number of Shares
       Shareholder                               Owned Before Offering
       -----------                               ---------------------

       W. Michael Keiser ("WMK")                         86,791
       Frank D. Darnell ("FDD")                         161,215
       Nancy Darnell ("ND")                             161,215
       David A. Darnell ("DAD")                          24,736

         FDD intends to contribute 20,000 or more of his shares of Common Stock to Richmond-Master Distributors, Inc. ("RM"). This Registration Statement covers the offering at the market of (i) the shares of Common Stock distributed by HDI to each of WMK, ND and DAD, (ii) the shares of Common Stock distributed by HDI to FDD and contributed by FDD to RM and (iii) the remaining shares of Common Stock distributed by HDI to FDD. For purposes of this Registration Statement, each of WMK, ND, DAD, FDD and RM (none of whom own one percent (1%) of the outstanding common stock) are Selling Shareholders.


         It is anticipated that upon completion of this offering, the Selling Shareholders will not own any shares of Common Stock. Prior to the Closing Date, none of the Selling Shareholders has ever held any position or office or had any material relationship with the Company.


                                 MANNER OF SALE

         The Common Stock is listed on the New York Stock Exchange. It is anticipated that the Selling Shareholders will sell the shares of Common Stock at the market, that is, at the price in effect on the New York Stock Exchange at the time of sale to investors. Sales will be effected by registered broker/dealers on the New York Stock Exchange.

                                    EXPERTS

         The consolidated financial statements and the related financial statement schedules of the Company as of September 30, 1994 and August 31, 1993, for the year ended September 30, 1994, for the one month ended September 30, 1993 and for the years ended August 31, 1993 and 1992, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 1994 and to the Company's Current Report on Form 8-K dated April 24, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution
          -------------------------------------------
          Securities and Exchange Commission
              registration fee.........................  $ 3,213
          Legal fees and expenses......................    6,500
          Accounting fees and expenses.................    4,000
          Listing fees.................................   10,000
          Miscellaneous expenses.......................    1,287
                                                         -------
                            Total......................  $25,000

         No portion of the foregoing expenses will be borne by the Selling Shareholders, except that one or more of the Selling Shareholders will bear the expenses relating to the filing of Post-Effective Amendment No. 1 to the Registration Statement.

         All expenses other than the Securities and Exchange Commission registration fee and the Listing fees are estimated.

Item 15.  Indemnification of Directors and Officers
          -----------------------------------------

         Under the Company's Restated Certificate of Incorporation, every person who is or was a director, officer, employee or agent of the Company and the legal representative of such a person is entitled to receive indemnification from the Company to the fullest extent permitted by law. Under New Jersey law, directors and officers may be indemnified in certain situations, subject to the Company's having taken certain actions and the directors and officers having met certain specified standards of conduct. In addition, in April, 1986, the Company entered into agreements, which were amended on July 3, 1986 (collectively, the "Indemnity Agreement"), to indemnify each of its directors against liabilities and defense costs to the extent that such directors would have been insured under the director and officer liability insurance policies which were in effect on December 31, 1984 (the "1984 Policy"). The 1984 Policy afforded the broadest coverage for liabilities arising under ERISA and the securities and anti-trust laws. The obligation of the Company to indemnify a director under the Indemnity Agreement is limited to $30 million, the maximum coverage available under the 1984 Policy. However, the Indemnity Agreement does not limit a director's right to recover in excess of $30 million from the Company if the director is otherwise entitled to statutory indemnification. The Indemnity Agreement was ratified by the shareowners at the annual meeting held on December 17, 1986. The Company currently maintains a directors' and officers' insurance policy which provides liability coverage of $30 million.

         In addition, the Company's Restated Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareowners for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of a director's or officer's fiduciary duty of care. The duty of care refers to a fiduciary duty of directors and officers to manage the affairs of the Company with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances". The provisions of the Company's Restated Certificate of Incorporation which eliminate the personal liability of directors and officers do not, in any way, eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing and transactions involving improper conflicts of interest) to the Company or its shareowners, failing to act in good faith, knowingly violating a law or obtaining an improper personal benefit and do not have any effect on the availability of equitable remedies.

         See also the undertakings set forth in response to Item 17 herein.

Item 16.  Exhibits
          --------

         2.1 Agreement and Plan of Reorganization, dated as of December 11, 1992, among Bergen Brunswig Corporation, B.B.D.C. Corporation, Healthcare Distributors of Indiana, Inc., Frank D. Darnell and W. Michael Keiser*

         2.3 Amendment No. 1, dated January 29, 1993, to the Agreement and Plan of Reorganization*

         4.1 Restated Certificate of Incorporation, as amended, of Bergen Brunswig Corporation is incorporated herein by reference to
              Exhibit 3 to the Company's Current Report on Form 8-K dated May 23, 1995.


         4.2 By-laws of Bergen Brunswig Corporation, as amended, are incorporated herein by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated March 3, 1995.

         5.1 Opinion of Lowenstein, Sandler, Kohl, Fisher & Boylan, a Professional Corporation*

         23.1 Consent of Deloitte & Touche LLP

         23.2 Consent of Lowenstein, Sandler, Kohl, Fisher & Boylan, A Professional Corporation, is included in Exhibit 5.1

         24.1 Power of Attorney*

___________________

*Previously filed.

Item 17. Undertakings
         ------------

         The undersigned Registrant hereby undertakes:

         A. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act"), unless the foregoing information is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement; and

              (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement, unless the foregoing information is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement; and

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

         B. That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         D. That for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         E. That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orange, State of California, on the 18th day of July, 1995.

                                               BERGEN BRUNSWIG CORPORATION



                                               By:  /s/ Neil F. Dimick
                                                    ----------------------------
                                                    Neil F. Dimick
                                                    Executive Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the registrant's Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Robert E. Martini*               Chairman of the Board,            July 18, 1995
- -----------------------------    Chief Executive Officer and
Robert E. Martini                Director

/s/ Rodney H. Brady*             Director                          July 18, 1995
- -----------------------------
Rodney H. Brady

/s/ John Calasibetta*            Senior Vice President             July 18, 1995
- -----------------------------    and Director
John Calasibetta

/s/ Jose E. Blanco*              Director                          July 18, 1995
- -----------------------------
Jose E. Blanco

/s/ Charles C. Edwards*          Director                          July 18, 1995
- -----------------------------
Charles C. Edwards, M.D.

/s/ Charles J. Lee*              Director                          July 18, 1995
- -----------------------------
Charles J. Lee

/s/ George R. Liddle*            Director                          July 18, 1995
- -----------------------------
George R. Liddle

                                 Director
- -----------------------------
James R. Mellor

/s/ George E. Reinhardt, Jr.*    Director                          July 18, 1995
- -----------------------------
George E. Reinhardt, Jr.

/s/ Francis G. Rodgers*          Director                          July 18, 1995
- -----------------------------
Francis G. Rodgers

/s/ Dwight A. Steffensen*        President and Director            July 18, 1995
- -----------------------------
Dwight A. Steffensen

/s/ Neil F. Dimick               Director, Chief                   July 18, 1995
- -----------------------------    Financial Officer and
Neil F. Dimick                   Principal Accounting Officer

*By:/s/ Neil F. Dimick                                             July 18, 1995
    --------------------------------------
        Neil F. Dimick, attorney-in-fact

                                  EXHIBIT INDEX

                                                                       Page
                                                                       ----
    2.1  Agreement and Plan of Reorganization, dated as of December
         11, 1992, among Bergen Brunswig Corporation, B.B.D.C.
         Corporation, Healthcare Distributors of Indiana, Inc.,
         Frank D. Darnell and W.  Michael Keiser*

    2.3 Amendment No. 1, dated January 29, 1993, to the Agreement and Plan of Reorganization*

    4.1 Restated Certificate of Incorporation, as amended, of Bergen Brunswig Corporation is incorporated herein by reference to Exhibit 3 to the Company's Current Report on Form 8-K dated May 23, 1995.

    4.2 By-laws of Bergen Brunswig Corporation, as amended, are incorporated herein by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated March 3, 1995.

    5.1  Opinion of Lowenstein, Sandler, Kohl, Fisher & Boylan, a
         Professional Corporation*

    23.1 Consent of Deloitte & Touche LLP

    23.2 Consent of Lowenstein, Sandler, Kohl, Fisher & Boylan, A
         Professional Corporation, is included in Exhibit 5.1

    24.1 Power of Attorney*
___________________
*Previously filed.